EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2008

(In thousands)

Earnings
Net income before minority interest	$39,172
Equity earnings	(5,024)
Income distribution from equity investees	3,754
Minority interest in pretax income	(5,902)
Amortization of capitalized interest	77
Interest capitalized	(3,533)
Federal and state income taxes	21,587
Fixed charges	17,094
Total Earnings as Defined	$67,225

Fixed Charges
Interest expense on long-term debt and other	$12,078
Interest on rentals*	753
Amortization of debt issuance costs	417
AFUDC borrowed funds	313
Capitalized interest	3,533
Total Fixed Charges	$17,094

Ratio of Earnings to Fixed Charges	3.93x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.